EXHIBIT 77.H

Sub-item 77H: Changes in control of registrant

Fortis Advisers, Inc. ("Fortis Advisers"), 500 Bielenberg Drive, Woodbury, Minnesota 55125, served as the investment adviser for the registrant during its most recent fiscal year, and also served as transfer agent and dividend agent to the registrant. Effective April 2, 2001, Hartford Investment Financial Services Company ("HIFSCO") is the interim investment adviser to the registrant. Hartford Administrative Services Company, formerly Fortis Advisers, serves as the registrant's transfer agent and dividend agent.

On April 2, 2001, The Hartford Life and Accident Insurance Company ("Hartford Life") acquired Fortis Advisers. Hartford Life is a subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). HIFSCO is a wholly owned indirect subsidiary of The Hartford. As a result of the acquisition, HIFSCO became (with approval by the registrant's Board of Directors) the interim investment adviser to the registrant. Shareholders of record on April 12, 2001 will be asked to approve a definitive investment advisory agreement with HIFSCO at a special meeting of the registrant's shareholders, to be held on or about May 31, 2001. HIFSCO is principally located at 200 Hopmeadow Street, Simsbury, Connecticut 06070.